November 6, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Neurotrope Bioscience, Inc.
Registration Statement on Form S-1
File No. 333-249434
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Neurotrope Biocience, Inc. (“Neurotrope Bioscience”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-249434), as amended (the “Registration Statement”), be accelerated to 4:30 p.m. Eastern Time, on Monday, November 9, 2020.

Neurotrope Bioscience requests that it be notified of the effectiveness of the Registration Statement on Form S-1 by telephone call to its counsel Jeffrey P. Schultz at (212) 692-6732, followed by written confirmation to the addresses listed on the cover page of the Registration Statement. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,
NEUROTROPE BIOCIENCE, INC.

By:	/s/ Robert Weinstein
Name:	Robert Weinstein
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission

Eric Envall

Franklin Wyman

Brian Cascio

David Gessert

Neurotrope Bioscience, Inc.

Robert Weinstein

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.